*e*Vision International, Inc.
1999 Broadway, Suite 2270
Denver, Colorado 80202
(303) 894-7971

September 1, 2006

Amanda Roberts
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: eVision International 8-K filed July 13, 2006

On July 13, 2006, eVision International, Inc. ("eVision") filed a current report on Form 8-K disclosing the appointment of a new auditor. In response to your July 13, 2006 letter, eVision filed an amended current report on Form 8-K on July 21, 2006. This amended report noted the date of the appointment, which was July 11, 2006.

In your July 13, 2006 letter, you also requested that eVision disclose details regarding the cessation of its relationship with its previous auditor. In a telephone conference with you, I noted that eVision and its "previous" auditor had not terminated its relationship as of our telephone conference, but that both parties anticipated the termination. On August 29, 2006, eVision filed a current report on Form 8-K which disclosed the termination of the relationship with the previous auditor, including an letter from the auditor in which it stated that it did not disagree with the Form 8-K.

Further, in response to your July 13, 2006 letter, eVision states that it acknowledges it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that eVision may not assert staff comments as a defense in any processing initiated by the Commission or any person under the federal securities laws of the United States.

Thank you,

Conn Flanigan
Corporate Counsel, eVision Corporate Services, Inc.
Legal Counsel to eVision International, Inc.

Enc.